MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

March 20, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

MINE DEVELOPMENT ASSOCIATES DATA REVIEW SUPPORTS UPSIDE POTENTIAL AT MIRANDA GOLD CORP REDLICH PROJECT

Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce the results of a data review conducted by Mine Development Associates (“MDA)” for its Redlich Project, an epithermal vein target located in the Walker Lane mineral belt of Nevada. MDA states in its findings that the data provides good insight into the project and that there is strong evidence for the existence of a real, and potentially substantial, epithermal deposit on the property.

In order to refine and enhance drill targets, Miranda requested that MDA review drill and assay data collected during the previous exploration programs at Redlich.  The review consisted of a statistical analysis and examination of data in three-dimensional views. The intent of the review was to assess potential continuity of higher-grade mineralization and to model the epithermal vein system present on the property.

MDA found that 55% of all drill-hole samples grading over 0.029 oz Au/t (1 g Au/t) line up roughly along an approximate east-west plane dipping 45 degrees to the south. The strike length of this plane is approximately 1,150ft (350 m) long and extends down dip approximately 590ft (180 m).  All drill holes that intersect this plane as defined above have reported gold intercepts greater than 0.029oz Au/t (1 g Au/t).  The best intercept in the plane is 1.945 oz Au/t (66.6 g Au/t).

Two high-grade drill samples of 0.438 oz Au/t (15 g Au/t) and 0.788 oz Au/t (27 g Au/t) occur to the southeast of the defined plane at a distance of 1,065ft (325m) and 5,000ft (1,525m), respectively.   According to MDA, these high-grade drill intercepts remain open and only partially tested and represent potential for additional parallel vein sets.

By evaluating gold and silver grade changes by elevation, MDA found evidence for a favorable horizon for precious metal deposition.  Gold values show an increase between 4,265ft (1,300m) and 4,755ft (1,450m) in elevation.  For silver, the trend is more profound and suggests a lower horizon favorable for the deposition of this metal, a characteristic not unusual for epithermal precious metal deposits.  Miranda’s geologic team believes this favorable elevation represents the “boiling zone” at which gold was precipitated from hot fluids during mineral deposition.

MDA suggests that further exploration is justified and that it should concentrate on the orientation of the best-fit plane as well as around the two isolated drill intersections of +0.438 oz Au/t (15 g Au/t).

Miranda is also pleased with the results of the Redlich data review.  Prior exploration drilling was oriented with the belief that the vein trended in a northwesterly direction.   “MDA’s identification and documentation of a best-fit plane to higher-grade gold as well as a favorable vertical horizon for precious metal deposition has helped resolve remaining potential on the project.  These results will contribute to the efficient design of subsequent drill programs”, stated Joe Hebert, Miranda’s VP of Exploration in Elko, Nevada.  Miranda will provide the report to interested parties with the goal of securing a new joint venture partner to further test these targets.

An illustration of the best-fit plane for Redlich gold mineralization is available on Miranda’s website at http://www.mirandagold.com/s/Redlich.asp.  A video of the three dimensional model will be posted on the website once it is made available to Miranda.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, P. Geo., BSc. Geology and Qualified Person as defined by National Instrument 43-101 and has been approved by MDA.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc., and Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.